UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

STERLING OIL & GAS COMPANY
(Name of Small Business Issuer in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

20-8999059
(I.R.S. Employer Identification No.)

201 W. Lakeway
Suite 1000
Gillette, Wyoming 82718
(Address of principal executive offices) (Zip Code)

Issuer’s telephone number (307) 682-3155

Securities to be registered under Section 12(g) of the Act:
Common Stock $.00001 par value
(Title of class)

C. Information to be Incorporated by Reference.

Refer to Rule 12b-23 (§240.12b -23 of this chapter) if information will be incorporated by reference from other documents in answer to partial answer to any item of this Form.

Item 1. Description of Business.

We were incorporated on May 1, 2007 as a Nevada corporation. In connection with our incorporation our parent company, Big Cat Energy Corporation, transferred to us oil and gas prospects located in the states of Montana and Wyoming (See “Properties”). Thereafter, on June 8, 2007, we completed a private offering of 5,000,000 shares of our common stock for a total of $250,000. The focus of our business is oil and gas exploration and development. Our principal executive office is located at 201 W. Lakeway, Suite 1000, Gillette, Wyoming 82718. Our telephone number is (307) 682-3155. Our fiscal year end is February 28. See “Certain Relationships and Related Transactions” for a description of certain transactions with the officers and directors of the Company and with its parent company, Big Cat Energy Corporation, at the time of formation of the Company.

The Company and its parent Big Cat Energy Corporation entered into a Consultation Services Agreement effective November 2, 2007 with American Oil & Gas Corporation (“Consultant”) with respect to the Company’s oil and gas exploration and development business.   The agreement provides that Consultant will assess potential oil and gas projects for the Company and that the consultant may purchase up to a 10% working interest in the projects evaluated.    Evaluation will include such issues as project potential, production enhancement, development drilling, oil and gas contracts, additional acreage purchases, and related matters.   Consultant may also consult regarding management of the properties and hiring of personnel to manage properties.    Consultant will be compensated at $450 per day per person plus reimbursement of expenses.  If the Consultant becomes an active participant in a project identified by the Company, it will also be entitled to a 2.5% overriding royalty interest in the project, taken from the Company’s interest in the project.  If the Consultant becomes an active participant in a project that it identifies, it will be entitled to up to a 5% overriding royalty interest.  The same participation rights will also attach to any development wells and additional acreage of a given project.   Each party agrees to use its best efforts to discover and assess viable oil and gas opportuntites and hold each other harmless for any omission or oversight in determination of the value of projects.   The agreement automatically renews annually for additional one year terms unless terminated upon 90 days advance notice by either party.

Effective December 31, 2007, the Company entered into a Purchase and Sale Agreement with Cedar Resources Corporation of Gillette, Wyoming.   Pursuant to the agreement, the Company sold and Cedar Resources purchased 50% of the company’s right title and interest in certain oil and gas leases and appurtenant rights and records for $185,264.   Pursuant to the agreement, the parties entered into a Joint Operating Agreement for the properties.

We have not conducted any market research into the likelihood of success of our operations in the oil and gas industry. We have no revenues and have incurred losses since inception. Information contained herein is forward looking. The success of our company is entirely dependent upon future fundraising as to which we have no present commitments.

We do not consider our self to be a blank check company as that term is defined in Rule 419 of Regulation C of the Securities Act of 1933 and we do not intend to merge with or be acquired by another company in the foreseeable future.

Regulation of Oil and Gas Activities

The Company has not yet begun to produce oil and gas.  However the information below regarding existing and potential regulation of oil and gas exploration, development and production summarizes various laws and regulations that do or may in the future affect the activities of the Company if it is successful in developing and producing oil and gas.  The exploration, production and transportation of all types of hydrocarbons is subject to significant governmental regulations. Our operations may in the future also be affected in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production operations and economics are, or in the past have been, affected by industry specific price controls, taxes, conservation, safety, environmental and other laws relating to the petroleum industry, and by changes in such laws and by constantly changing administrative regulations.

Exploration, Development and Production.   If the Company is successful in conducting exploration activities and is successful in producing oil and gas, its operations will or may be subject to various types of regulation at the federal, state and local levels. These types of regulation include requiring the operator of oil and gas properties to possess permits for the drilling and development of wells, to post bonds in connection with various types of activities, and to file reports concerning operations. Most states, including Montana and Wyoming, where the Company’s properties are located, and some counties and municipalities, regulate one or more of the following:

the location of wells;

the method of developing and casing wells;

the surface use and restoration of properties upon which wells are drilled;

the plugging and abandoning of wells; and

notice to surface owners and other third parties.

Some states, including Wyoming and Montana, regulate the size and shape of development and spacing units or pro-ration units for oil and gas properties. Some states allow forced pooling or unitization of tracts to facilitate exploitation while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum allowable rates of production from gas and oil wells, generally prohibit the venting or flaring of gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of gas and oil that can be produced from wells or limit the number of wells or the locations at which these wells can be drilled. Moreover, each state, including Montana and Wyoming, generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids ("NGLs") within its jurisdiction.

The failure to comply with these rules and regulations can result in substantial penalties, including lease suspension. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect us.

Regulation of Transportation and Sale of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, as amended, which we refer to as NGA, the Natural Gas Policy Act of 1978, as amended, which we refer to as NGPA, and regulations promulgated thereunder by the Federal Energy Regulatory Commission, which we refer to as FERC and its predecessors. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, as amended, which we refer to as the Decontrol Act. The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993. While sales by producers of natural gas can currently be made at unregulated market prices, Congress could reenact price controls in the future.

The Energy Policy Act of 2005, which we refer to as EP Act 2005, gave FERC increased oversight and penalty authority regarding market manipulation and enforcement. EP Act 2005 amended the NGA to prohibit market manipulation and also amended the NGA and the NGPA to increase civil and criminal penalties for any violations of the NGA, NGPA and any rules, regulations or orders of FERC to up to $1,000,000 per day, per violation. In addition, FERC issued a final rule effective January 26, 2006, regarding market manipulation, which makes it unlawful for any entity, in connection with the purchase or sale of natural gas or transportation service subject to FERC jurisdiction, to defraud, make an untrue statement, or omit a material fact or engage in any practice, act, or course of business that operates or would operate as a fraud. This final rule works together with FERC's enhanced penalty authority to provide increased oversight of the natural gas marketplace.

The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers, in the event we are able to produce and sell oil and gas.

Generally, intrastate natural gas transportation is subject to regulation by state regulatory agencies, although FERC does regulate the rates, terms, and conditions of service provided by intrastate pipelines who transport gas subject to FERC's NGA jurisdiction pursuant to Section 311 of the NGPA. The basis for state regulation of intrastate natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in Monatana, Wyoming and any other states in which we may operate and ship natural gas on an intrastate basis will not affect our operations in any way that is materially different from the effect of such from the effect thereof on our competitors.

Regulation of Transportation of Oil. Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. The transportation of oil in common carrier pipelines is subject to rate regulation. FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, FERC implemented regulations establishing an indexing system (based on inflation) for transportation rates for oil that allowed for an increase or decrease in the cost of transporting oil to the purchaser. A review of these regulations by FERC in 2000 was successfully challenged on appeal by an association of oil pipelines. On remand, FERC, in February 2003, increased the index slightly, effective July 2001. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions, including those in Wyoming and Montana. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is materially different from the effect of such regulation on our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by pro-rationing provisions set forth in the pipelines' published tariffs. Accordingly, if we are able to produce oil and gas for sale, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Environmental Matters

Oil and gas operations are subject to numerous federal, state and local laws and regulations controlling the generation, use, storage and discharge of materials into the environment or otherwise relating to the protection of the environment. These laws and regulations may, among other things:

require the acquisition of a permit or other authorization before construction or drilling commences;

        restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production, and natural gas processing activities;

suspend, limit or prohibit construction, drilling and other activities in certain lands lying within wilderness, wetlands, areas inhabited by endangered or threatened species, and other protected areas;

require remedial measures to mitigate pollution from historical and on-going operations such as the use of pits and plugging of abandoned wells;

restrict injection of liquids into subsurface strata that may contaminate groundwater; and

impose substantial liabilities for pollution resulting from our operations.

Our management believes that we are in substantial compliance with current environmental laws and regulations, and that we will not be required to make material capital expenditures to comply with existing laws. Nevertheless, changes in existing environmental laws and regulations or interpretations thereof could have a significant impact on our properties as well as the oil and gas industry in general, and thus we are unable to predict the ultimate cost and effects of future changes in environmental laws and regulations.

We are not currently involved in any administrative, judicial or legal proceedings arising under federal, state, or local environmental protection laws and regulations, or under federal or state common law, which would have a material adverse effect on our financial position or results of operations. However, a serious incident of pollution may result in the suspension or cessation of operations in the affected area.

Title to Properties

As is customary in the oil and gas industry, we make only a cursory review of title to undeveloped oil and gas leases at the time we acquire them. However, before drilling commences, we require a thorough title search to be conducted, and any material defects in title are remedied prior to the time actual drilling of a well begins. To the extent title opinions or other investigations reflect title defects, we, rather than the seller/lessor of the undeveloped property, are typically obligated to cure any title defect at our expense. If we were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, we could suffer a loss of our entire investment in the property. We believe that we have good title to our properties, some of which are subject to immaterial encumbrances, easements and restrictions. The oil and gas properties we own are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. We do not believe that any of these encumbrances or burdens will materially affect our ownership or use of our properties.

Competition

We operate in a highly competitive environment. The principal resources necessary for the exploration and production of oil and gas are leasehold prospects under which oil and gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of oil and gas operations. We must compete for such resources with major oil and gas companies and independent operators. Many of these competitors have financial and other resources substantially greater than ours.

Employees. Upon completion of the spin off of Sterling (See Item 4, footnote 4), we will have 4 full time employees. In the interim period, we have been using the services of current Big Cat employees to conduct Sterling business.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

This section of the registration statement includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this registration statement. These forward-looking states are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Plan of Operation.  During the nine month period from inception (May 1, 2007) through November 30, 2007, the Company purchased mineral leases and paid delay rentals in the amount of $133,547, received proceeds of $80,856 for a refund of deposits on leasehold purchases and sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968 on the sale, and retained a two percent overriding royalty interest on the transferred leasehold interest. Our remaining oil and gas leasehold interests consist of approximately 77,500 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming.

During June 2007, we sold a private placement of 5,000,000 units of restricted common stock and warrants of Sterling at $.05 each. Each unit consists of one (1) share of Sterling common stock and one (1) warrant, each exercisable for half  (1/2)  a share of Sterling common stock at $.25 per share. The company received cash of $250,000 and recorded offering cost of $790..  The Purchase Agreement for the units commits the company to file a registration for the Sterling shares within 180 days of the date of the Purchase Agreement.  The company filed an SB-2 registration statement on December 12, 2007

We did not acquire any additional oil and gas properties during the three month period ended July 31, 2007. During this period we sold an oil and gas lease for a tract of property that was not contiguous to the rest of our properties in the Powder River Basin of Wyoming. We received gross proceeds of $22,968 for the leasehold interest consisting of 184 net mineral acres, and retained a two percent overriding royalty interest on the leasehold interest. Our cost in this leasehold interest was $17,200. Our remaining oil and gas leasehold interests consist of approximately 77,500 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming.

For the fiscal years ending February 28, 2008 and 2009, the company’s plan of operation is to evaluate oil and gas projects that are available to the company and evaluate utilization of the company’s existing Montana and Wyoming leasehold interests.

With regard to developing our Wyoming interests, effective December 31, 2007, the company entered into a joint venture agreement with Cedar Resources Corporation, a gas producer in the Powder River Basin. We sold 50% of our leasehold interests in our Wyoming properties to Cedar Resources for cash and a 50% working interest in future development of the company’s Wyoming leaseholds.

The company has also retained the services of American Oil and Gas Corporation to assist the company with obtaining potential oil and gas ventures in the Rocky Mountain area. American Oil and Gas will perform initial analysis of potential projects and recommend to the company those projects that should be evaluated further by management.

We may conduct our own field tests or exploration on one or more of our properties in Montana to determine the appropriate structure for possible development. There is, however, no assurance that we will.

It is estimated that these projects will range in size from $1,000,000 to $2,500.000 each and will be funded from the sale of stock through this registration.  However, to the extent funding is not available from this offering, future development will be dependant on obtaining additional funding.

Limited operating history; need for additional capital. There is no significant historical financial information about our current operations upon which to base an evaluation of our performance. We are in exploration stage operations and have not generated any revenues from current operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, the possibility that there is a lack of a sales market for our products, and possible cost overruns due to price and cost increases in services and products. We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of operations

Three months Ended July 31, 2007

We reported a net loss for the three months ended July 31, 2007 of $13,534.  Our other general and administrative costs were $4,616 during the three month period ended July 31, 2007, We had $9,600 of consulting services during the three months ended July 31, 2007

We did not acquire any oil & gas properties during the three month period ended July 31, 2007, however we sold one oil and gas leasehold interest with a cost of $17,200 and received gross proceeds of $22,968, The proceeds from the sale were applied to the carrying value of the asset on the company’s books.

Three Months Ended November 30, 2007

We reported a net loss for the three months ended November 30, 2007 of $36,977.  Our other general and administrative costs were $2,615 during the three month period ended November 30, 2007. We had $12,500 of consulting services and $23,308 of professional fess during the three months ended November 30, 2007

The Company purchased 50 net mineral acres during the three months ended November 31, 2007 for $8,610.

Inception (May 1, 2007) through November 30, 2007

We reported a net loss for the period from inception (May 1, 2007) through November 30, 2007 of $55,078.  Our other general and administrative costs were $9,016 during the period from inception (May 1, 2007) through November 30, 2007 . We had $25,300 of consulting services and $23,308 of professional fees during the period from inception (May 1, 2007) through November 30, 2007

During the period from inception (May 1, 2007) through November 30, 2007, the Company purchased mineral leases and paid delay rentals in the amount of $133,547, received proceeds of $80,856 for a refund of deposits on leasehold purchases and sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968, and retained a two percent overriding royalty interest on the transferred leasehold interest.

Liquidity and Capital Resources.

As of November 30, 2007, we had working capital of approximately $189,709 and although it is uncertain how long these monies will fund operations, we expect them to be sufficient for approximately six months. Therefore, we may seek additional sources of capital. On June 8, 2007, we completed a private placement of securities and raised gross proceeds of $250,000. We sold a total of 5,000,000 units of common stock to twenty five investors at $.05 per unit, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock. We issued the foregoing 5,000,000 units as restricted securities pursuant to the exemptions from registration contained in Regulation S of the Securities Act of 1933 and section 4(2) of the Securities Act of 1933. Shares sold pursuant to Regulation S were sold to non U.S. persons outside the United States of America. Shares sold pursuant to section 4(2) of the Securities Act of 1933 were sold to persons who receive the same information that can be found in a Form SB-2 registration statement and were deemed sophisticated investors in that they understood our business and were able to read and understand financial statements.

As of the date of this report, we have yet to generate revenues from our current business operations.

Recent Accounting Pronouncements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations ("SFAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  SFAS 141(R) is effective for our fiscal year commencing May 1, 2009.  Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 141(R) on our results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.  SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.   SFAS 160 is effective for our fiscal year commencing May 1, 2009, including interim periods within that fiscal year. Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 160 on our results of operations and financial condition.

Item 3. Description of Property.

As of September 30, 2007 the Company owns an interest in 180 leases of undeveloped oil and gas prospects located in Montana and Wyoming. These leases cover approximately 91,460 gross acres and 77,075.97 net acres. Most of the leases carry an initial term of 5 to 10 years and the Company has a working interest and net royalty interest in the leases. These leases are more fully described below:

			Working	Net Royalty	Number	Initial
State of Montana-Leases	Gross Acres	Net Acres	Interest	Interest	of Leases	Term
Custer County, MT	10,160.000	10,080.320	100.00%	79.58%	19	10	yr
Powder River County, MT	13,553.790	13,553.790	100.00%	79.58%	34	10	yr
Rosebud County, MT	36,673.270	36,673.270	100.00%	79.58%	60	10	yr

Totals	60,387.060	60,307.380			113

Leases-Indiv & Entities
(fee) (Montana)
Powder River County, MT	2,439.530	1,219.710	100.00%	81.25%	11	5	yr
Powder River County, MT	5,111.180	4,691.180	100.00%	79.25%	2	5	yr
Powder River County, MT	4,552.010	1,582.190	100.00%	80.25%	2	5	yr
Rosebud County, MT	14,731.500	7,845.780	100.00%	81.25%	40	5	yr
Rosebud County, MT	238.700	14.920	100.00%	76.25%	2	5	yr

Totals	27,072.920	15,353.780			57

Wyoming-Leases[1]
WY State Leases	407.920	407.920	100.00%	77.00%	2	5	yr
Sheridan County, WY

Indiv-Entity Leases
Sheridan County, WY	5,578.209	1,006.890	100.00%	77.00%	8	1-3	yrs
Total acres	5,986.129	1,414.810			10

Effective December 31, 2007, the company entered into a joint venture agreement with Cedar Resources Corporation, a  gas producer in the Powder River Basin, Wyoming.  In connection with the joint venture, we sold 50% of our leasehold interests in our Wyoming properties to Cedar Resources for cash and a 50% working interest in future development of the Wyoming leaseholds.

The Company has no productive wells and no known or proven oil or gas reserves. The Company has not engaged in any drilling activity since its organization on May 1, 2007.

1 Includes a lease sold by Sterling Oil & Gas Co. on May 22, 2007 of 813.51 gross acres (183.74 net acres) in which Sterling retained a 2% overriding royalty on the acreage.  Also includes a 50% interest in the Wyoming leases sold on December 31, 2007.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of January 15, 2008, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of shares and possess sole voting and dispositive power with respect to the shares.

Name and Address	Common	Percentage
Beneficial Owner/ Promotor of the Company	Shares[2]	of Shares

Timothy G. Barritt 201 W. Lakeway Suite 1000 Gillette, Wyoming 82718	250,000	1.7%

Ray Murphy 201 W. Lakeway Suite 1000 Gillette, Wyoming 82718	250,000	1.7%

Richard Stockdale[3] 201 W. Lakeway Suite 1000 Gillette, Wyoming 82718	250,000	1.7%

Richard G. Stifel 201 W. Lakeway Suite 1000 Gillette, Wyoming 82718	0	0

Big Cat Energy[4] Corporation 201 W. Lakeway Suite 1000 Gillette, Wyoming 82718	10,000,000	66.67%

All officers and directors as a group (4 individuals)	750,000	4.3%

2 - excludes warrants to purchase 125,000 shares each held by Messrs. Barritt, Murphy and Stockdale

3 shares are held by the Richard G. Stockdale Revocable Trust dated 6/8/2007

4 The Company expects that Big Cat will have distributed these 10,000,000 shares to its stockholders as a pro rata dividend on or before the effective date of this registration statement.    The distribution will result in a pro rata distribution  to all stockholders, including Messrs. Barritt, Murphy and Stockdale, who will each receive approximately 1,000,000 shares of the Sterling common stock, not reflected in the foregoing table.

Change in Control.   At or before the effective date of this offering, Big Cat Energy Corporation, the 66.67% parent of the Company will spin off the 10,000,000 shares of the Company it presently owns pro rata to its existing shareholders.   The spin off may be deemed to be a change in control of the Company, although the present officers and directors of the Company will continue to be officers, directors and principal stockholders of both Big Cat and the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Each of our directors serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The name, age, position and certain other information about our directors and executive officers is set forth below:

Name	Age	Position Held
Timothy G. Barritt	58	President, Principal Executive Officer, and Director

Richard G. Stockdale	63	Director and Treasurer

Raymond P. Murphy	49	Director and Chief Operating Officer, Vice President

Richard G. Stifel	60	Secretary, Principal Financial Officer,

Timothy G. Barritt- President, Principal Executive Officer, and Director. On May 1, 2007, Timothy Barritt was appointed to our board of directors, president and principal executive officer. Since 1996 Mr. Barritt has owned and operated TYVO, LLC which operates three portable drilling rigs in the methane industry as well as in the water industry. Since July 2005, Mr. Barritt has been a partner in TDR Group, LLC a Wyoming Limited Liability corporation. He is also a director of Big Cat Energy Corporation, a publicly held affiliate of the Company. Mr. Barritt received a BS in petroleum engineering in 1973 from the University of Wyoming.

Richard G. Stockdale– Director and Treasurer. Mr. Stockdale became a director of the Company on May 1, 2007. Since February 17, 2006, Mr. Stockdale has been a member of the board of directors of Big Cat Energy Corporation, a publicly held affiliate of the Company and since August 30, 2006, Mr. Stockdale has been Vice President of Big Cat. Beginning in November

2002, Mr. Stockdale has also owned and operated Stockdale Consulting, LLC, which is engaged in the business of hydro-geologic investigations, water well design, drilling supervision, well development techniques, pump testing, water analysis, compilation of data, and publishing reports. From January 2001 to March 2003, Mr. Stockdale was the Deputy Wyoming State Engineer. Since July, 2005, Mr. Stockdale has been a partner in TDR Group, LLC a Wyoming limited liability company. He holds a BA degree in psychology and a BS in geology from Fort Hayes Kansas State University and an MS in geology from the University of South Dakota.

Raymond P. Murphy– Vice President, Chief Operating Officer and Director. Mr. Murphy became a director of the Company on May 1, 2007. Since February 17, 2006, Mr. Murphy has been secretary and a member of the board of directors of Big Cat Energy Corporation, a publicly held affiliate of the Company and since August 30, 2006, Mr. Murphy has been Chief Operating Officer of Big Cat. Since January 2003, Mr. Murphy has been an independent consulting oil and gas geologist operating from Phoenix Arizona. Since July 2005, Mr. Murphy has also been a partner in TDR Group, LLC a Wyoming limited liability company. From December 1999 to November 2002, Mr. Murphy was a regulatory specialist/geo-hydrologist for Williams Production RMT Company, Gillette, Wyoming responsible for permitting, reporting and compliance of byproduct water from coal bed methane operations. Mr. Murphy holds a Bachelor of Science degree in geology and biology from Chadron State College, Chardon, Nebraska.

Richard G. Stifel- Principal Financial Officer, and Secretary. Mr. Stifel was appointed as Chief Financial Officer of the Company in September, 2007. From February 2007 until September, 2007 he was President and CFO of RGS Resources, LLC of Denver, Colorado. He was also President of RGS from June, 2001 until December 2004. From January, 2005 until February, 2007 he was a Market Leader and consultant for the Siegfried Group of Wilmington, Delaware. From April, 1995 until June, 2001 he was CFO for MSI Technologies of Denver, Colorado. From December, 1990 until April, 1995 he was CFO and Secretary of Horizon Resources Corp., a publicly held company of Golden, Colorado. From June, 1988 until December, 1990 he was the Western Region Finance Officer of Alert Centre, Denver, Colorado. He obtained his BSBA from Colorado State University in 1969.

BOARD OF DIRECTORS MEETINGS
AND ATTENDANCE AT SHAREHOLDER MEETINGS

The Company does not have nominating or audit committees of the Board. The full board conducts the function of an audit committee.  There were 5 meetings of the Board of Directors held since the formation of the Company.   All three members of the Board attended the meetings.    The Company  expects all directors to be in attendance at  shareholder  meetings and attempts  to  schedule  meetings  at a time when all  directors  will be able to attend, however conflicting schedules, may on occasion preclude attendance at shareholder  meetings.

Item 6. Executive Compensation.

The Company has not completed a fiscal year but intends to pay the officers and directors of the Company the following salaries or compensation:

Timothy Barritt	$90,000	annually
Richard G. Stockdale	$90,000	annually
Raymond P. Murphy	$90,000	annually
Richard G. Stifel	$90,000	annually

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors. We do not have any long-term incentive plans.

Compensation of Directors

Directors	$2,000	quarterly

Item 7. Certain Relationships and Related Transactions and Director Independence.

The Company is presently a 66.67% owned subsidiary of Big Cat Energy Corporation (“Big Cat”) and was formed by Big Cat on May 1, 2007 as a Nevada corporation. Messrs. Barritt, Murphy, Stockdale and Stifel are also directors and/or executive officers of Big Cat. In connection with the formation of the Company, Messrs Barritt, Murphy and Stockdale caused Big Cat to transfer all of its oil and gas leases to the Company in exchange for 10,000,000 shares of the restricted common stock of the Company. Big Cat had paid a total of $1,794,231 for the transferred leases during 2006 and 2007. The purpose of the transfer was to separate the two distinct businesses of the companies so that the condition of one business is not affected by the business of the other for fundraising or liability purposes.

On June 8, 2007, the Company completed a private placement of 5,000,000 of its restricted common shares and warrants (the “Units”) to 25 persons (see “Recent Sales of Restricted Securities”), including the sale of 250,000 Units each to Messrs Barritt, Murphy and Stockdale for $12,500 each or $.05 per share. The Units include registration rights that require the Company to file a registration statement for the Units within 180 days of the sale of the Units. Each Unit consists of one share of common stock of the Company and a warrant to purchase one half share of common stock of the Company. As a result of the registration, the foregoing officers and directors will obtain registered stock of the Company which will be available for resale subject to the restrictions on resale by control persons of the Company.

Simultaneously with this registration under the 1934 Act on Form 10-SB, Messrs Barritt, Murphy and Stockdale have caused Big Cat to file an information statement with the Securities and Exchange Commission relating to their approval of the distribution of the 10,000,000 Sterling shares held by Big Cat pro rata to the existing shareholders of Big Cat on the approximate basis of one share of the Company for each three Big Cat shares held by each Big Cat shareholder. As a result of the distribution and this Form 10-SB registration statement, Big

Cat expects that the Company will become a publicly held company reporting under the 1934 Act and that the shares of the Company distributed to the Big Cat shareholders will be available for resale pursuant to SEC Staff Legal Bulletin No. 4.   Messrs. Barritt, Murphy and Stockdale, officers, directors and control persons of both companies, are each expected to receive approximately 1,000,000 shares of the common stock of the Company as a result of the Big Cat distribution of the 10,000,000 Company shares, which shares would also be available for resale subject to restrictions on resale by control persons of the Company.

All of the Company’s directors are employed by the Company and are officers and control persons of the Company and none are considered “independent.”

Item 8. Description of Securities.

Common Stock. Our authorized capital stock consists of 200,000,000 shares of stock, $0.00001 par value per share of which 100,000,000 shares are common stock and 100,000,000 shares are preferred stock. At this time 15,000,000 shares are presently issued and outstanding. The board of directors is authorized within limitations prescribed by law to determine the designations, rights, qualifications, preferences, limitations and terms of the preferred stock. There are presently no preferred shares issued and outstanding. The holders of our common stock: (1) have equal ratable rights to dividends from funds legally available if and when declared by our board of directors (2) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (3) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (4) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. Because there are no cumulative voting rights, holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. All shares of common stock now outstanding are fully paid for and non-assessable.

Warrants. The Company presently has outstanding 5,000,000 warrants to purchase shares of its common stock. Each warrant is exercisable for $.25 for the purchase of one half share of the Company’s common stock or a potential of 2,500,000 shares for $1,250,000. The warrants are exercisable for a period ending five (5) years after the issue date of the warrants.

Cash dividends. As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover provisions. There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Reports. After we complete this registration, we will be required to file reports with the SEC under section 12(g) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock transfer agent. Our stock transfer agent is Nevada Agency & Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501. Its telephone number is (775) 322-0626.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock is expected to be traded on the FINRA OTC Bulletin Board.  The liquidity of our common stock may be adversely affected, and purchasers of our common stock may have difficulty selling our common stock, if our common stock does not trade in that or another suitable trading market. There are presently 26 holders of our common stock, all of which is restricted common stock. These shareholders presently own 5,000,000 shares and warrants to purchase an additional 2,500,000 shares. The shares and the warrants are subject to registration rights and if a successful registration is filed and becomes effective, the 5,000,000 shares and, if exercised, the 2,500,000 shares underlying the warrants would be freely tradable. Further, upon completion of the spin off of the Company by its parent, Big Cat, the Company is expected to distribute 10,000,000 additional shares of its common stock to the shareholders of Big Cat resulting in a total of approximately 170 shareholders. The 10,000,000 shares are also expected to be freely tradable pursuant to SEC Staff Legal Bulletin 4. However at least 3,750,000 of the shares would be held by members of management and would be subject to control restrictions on resale.

There is presently limited or no public market for our common stock, and there is no assurance that a ready public market for our securities will develop. It is likely that any market that develops for our common stock will be highly volatile and that the trading volume in such market will be limited. The trading price of our common stock could be subject to wide fluctuations. In addition, the U.S. stock market has from time to time experienced extreme price and volume fluctuations that have affected the market price for many companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our securities.

The trading price of our common stock is expected to be below $5.00 per share. As long as the trading price of our common stock remains below $5.00 per share, trading in our common stock is subject to the requirements of certain rules under the Exchange Act which require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the associated risks, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of our common stock.

Item 2. Legal Proceedings.

We are not a party to any pending litigation and none is contemplated or threatened.

Item 3. Changes in and Disagreements with Accountants.

Since organization on May 1, 2007, there were no disagreements with accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of any accountants would have caused them to make reference to the subject matter of any such disagreement(s) in connection with their reports. The accountants' reports for the parent of the Company, Big Cat, for the period of their engagement did not contain an adverse opinion or disclaimer of opinion. However the accountants' reports of the predecessor were modified for uncertainty as to whether the registrant would continue as a going concern. The accountants’ report for Sterling contains a modification for the uncertainty as to whether the company would continue as a going concern. There was no qualification or modification as to audit scope or accounting principles.

Item 4. Recent Sales of Unregistered Securities.

The following table sets forth the names and Units purchased for recent sales of unregistered securities by the Company. All Units shown below were sold for $.05 each and consisted of one share of common stock and one warrant to purchase a half share of common stock. See also Certain Transactions for a description of recent sales of unregistered securities to insiders of the Company on the same basis. These sales of restricted securities were made in reliance upon Regulation S and Section 4(2) of the Securities Act of 1933.

Name	Total number of Units purchased
Barrett, Timothy	250,000
Batell Investment Ltd.	50,000
Burney, Nigel	25,000
EMEA Trade Ltd.[5]	750,000
Girling, Andrew	25,000
Goritsa, Anna	500,000
Goodale, Robert	250,000
Hill-Moody, Myee	25,000
Korpan, Jerry	25,000
Lacitinola, Linda	75,000
Ladner Rose Investments Ltd.[6]	600,000
Lowe, William	125,000
Murphy, Raymond	250,000
Nurse, Bruce	50,000
Papdimas, Georgios	400,000
Papasachinis, Anastasios	500,000
Peck, Keith L.	50,000
Puetter, Marcel	100,000
Saunders, Robert	25,000
Saunders, Ryan	25,000
Schaefer, Coalton	500,000
Smith, Warwick	25,000
Staude, Laura	25,000
Stockdale Trust	250,000
Williams, Andrew	100,000

TOTALS	5,000,000

5EMEA Trade Ltd. Is owned and controlled by Dass Treuhand who exercises sole voting and dispositive control over the shares.

6Ladner Rose Investments Ltd. Is owned and controlled by David Elliot and David Shepherd who exercise sole voting and dispositive control over the shares.

Item 5. Indemnification of Directors and Officers.

Indemnification. Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Item 6. Off-Balance Sheet Arrangements

From time-to-time, we enter into off-balance sheet arrangements and transactions that can give rise to off-balance sheet obligations. As of July 31, 2007, there were no off-balance sheet obligations for the company.

FINANCIAL STATEMENTS

Our fiscal year end is February 28. Our audited balance sheet, statement of operations, statement of cash flows and changes in stockholders’ equity as of and for the period ended July 31, 2007 as well as our unaudited balance sheet income statement and statement of cash flows for the period ended November 30, 2007 immediately follow:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sterling Oil and Gas Company
Gillette, Wyoming

We have audited the balance sheet of Sterling Oil and Gas Company as of July 31, 2007 and the related statements of operations, shareholders’ equity and cash flows for the period May 1, 2007 (inception) through July 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Oil and Gas Company as of July 31, 2007 and the results of its operations and its cash flows for May 1, 2007 (inception) through July 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenue and has incurred substantial losses from operations and is in the exploration stage. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

 HEIN & ASSOCIATES LLP

Denver, Colorado

December 5, 2007

Sterling Oil and Gas Company
(An Exploration Stage Company)
Balance Sheet
July 31, 2007

Assets
Current assets:
Cash	$186,641
Total current assets	186,641

Oil and Gas Properties-Unevaluated Properties, full cost method	1,803,860

Total Assets	$1,990,501

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$994
Total current liabilities	994

Commitment and Contingencies (Note 7)

Shareholders’ equity:
Preferred stock, $.00001 par value; 100,000,000 shares authorized, 0 shares issued and outstanding	0

Common stock, $.00001 par value; 100,000,000 shares authorized, 14,000,000 shares issued and outstanding	140

Additional paid-in capital	2,002,901
Deficit accumulated during exploration stage	(13,534)

Total shareholders’ equity	1,989,507

$1,990,501

See accompanying notes to financial statements

Sterling Oil and Gas Company
(An Exploration Stage Company)
Statements of Operations
From Inception (May 1, 2007) through July 31, 2007

From Inception (May 1, 2007)
through
July 31,
2007
Revenues

Costs and expenses:
Consulting services	9,600
Other general and administrative expenses	$4,616

Operating Loss	(14,216)

Other Income (Expense)
Interest income	682

Net Loss	$(13,534)

Basic and dilutive loss per share	$(0.00)

Weighted average common shares outstanding	11,513,736

See accompanying notes to financial statements

Sterling Oil and Gas Company
(An Exploration Stage Company)
Statements of Cash Flows
From Inception (May 1, 2007) through
July 31,
2007
Cash Flows From Operating Activities:
Net Loss	$(13,534)
Adjustments to reconcile net loss to net cash used by
operating activities:
Contributed services	9,600
Changes in operating assets and liabilities:
Payables	994
Net cash used in
operating activities	$(2,940)
Cash flows from investing activities:
Undeveloped oil and gas properties	(9,629)
Other assets
Net cash used in
investing activities	(9,629)
Cash flows from financing activities:
Proceeds from the sale of common stock	200,000
Payments for offering costs	(790)
Net cash provided by
financing activities	199,210
Net Increase in cash and
cash equivalents	186,641
Cash and cash equivalents:
Beginning of period	0
End of period	$186,641
Noncash investing and financing transaction:
Transfer of oil and gas properties from Big Cat	$1,794,231

See accompanying notes to financial statements

Sterling Oil and Gas Company
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity

	Common Stock		Additional Paid –in Capital	Deficit Accumulated	Total
	Shares
Balance Inception (May 1, 2007)	$0	$0	$0	$0	$0

Issuance of common stock at inception 5/1/07 $.1794	10,000,000	100	1,794,131	0	1,794,231
Private Placement June 2007 through July 2007 $.05	4,000,000	40	199,960	0	200,000
Other costs-contributed service	0	0	9,600	0	9,600
Other costs	0	0	(790)	0	(790)
Loss	0	0		$(13,534)	(13,534)

Balance at July 31, 2007	14,000,000	$140	$2,002,901	$(13,534)	$1,989,507

See accompanying notes to financial statements

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

Note 1: Organization and Nature of Operations

Description of Operations

Sterling Oil and Gas Company is an independent energy company engaged in the exploration, development, and acquisition of natural gas and crude oil in the western United States. On May 1, 2007, Big Cat Energy Corporation formed a subsidiary, Sterling Oil & Gas Company (“Sterling”). Big Cat transferred its unevaluated oil and gas properties, consisting of various mineral leases and related costs, in return for 10 million shares of Sterling restricted common stock.

The Company is in the exploration stage in accordance with Statement of Financial Accounting Standards (‘SFAS”) No. 7. The Company has been in the exploration stage since inception and has yet to enter revenue-producing operations. Activities since its inception have primarily involved organization and development of the Company. The company’s inception date is May 1, 2007, therefore the inception to date and three months ended July 31, 2007 financial results are the same amounts.

Note 2: Liquidity

Going Concern

As of July 31, 2007, the Company had working capital of approximately $185,647 and stockholders’ equity of $1,989,507. Sterling has relied upon outside investor funds to maintain its operations and develop its business. Sterling’s plan for continuation anticipates continued funding from investors. This funding would be used for operations, for working capital, as well as business expansion during the upcoming fiscal year. The Company can provide no assurance that additional investor funds will be available on terms acceptable to the Company and there is a substantial doubt about the ability of the Company to continue as a going concern.

Sterling’s ability to continue as a going concern is dependent upon raising capital through debt or equity financing and ultimately by increasing revenue and achieving profitable operations. The Company can offer no assurance that it will be successful in its efforts to raise additional proceeds or achieve profitable operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business, and no adjustments have been made as a result of this uncertainty.

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

Note 3: Basis of Presentation and Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of any oil and gas reserves, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Although actual results may differ from these estimates under different assumptions or conditions, the Company believes that its estimates are reasonable.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts held in banks and highly liquid investments purchased with an original maturity of three months or less. The Company may have cash in banks in excess of federally insured amounts.

Concentrations of Credit Risk

The Company’s cash equivalents and short-term investments are exposed to concentrations of credit risk. The Company manages and controls this risk by investing these funds with major financial institutions.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided on furniture, fixtures and equipment using the straight-line method over an estimated service life of three to seven years. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition and development of oil and gas properties are capitalized into a single cost center (“full cost pool”). Such costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from property sales are generally credited to the full cost pool without gain or loss recognition unless

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs. A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full cost pool.

Depletion of exploration and development costs and depreciation of production equipment is computed using the units of production method based upon estimated proved oil and gas reserves. The costs of unevaluated properties are withheld from the depletion base until such time as they are either developed or abandoned. The unevaluated properties are reviewed quarterly for impairment. Total well costs are transferred to the depletable pool even when multiple targeted zones have not been fully evaluated. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Under the full cost method of accounting, capitalized oil and gas property costs, less accumulated depletion and net of deferred income taxes (full cost pool), may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet plus the cost, or estimated fair value, if lower of unproved properties and the costs of any properties not being amortized, if any. Should the full cost pool exceed this ceiling, an impairment is recognized. The present value of estimated future net revenues is computed by applying current oil and gas prices to estimated future production of proved oil and gas reserves as of period end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions. However, subsequent commodity price increases may be utilized to calculate the ceiling value.

The unevaluated oil and gas properties were recorded at the historical cost basis obtained from Big Cat Energy Corporation.

Asset Retirement Obligations

The Company follows the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations. The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when incurred, generally upon acquisition or completion of a well. The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the oil and gas properties. Such costs are capitalized as part of the related asset. The asset is depleted on the units-of-production method on a field-by-field basis. The associated liability is classified in other long-term liabilities in the accompanying balance sheets. The liability is periodically adjusted to reflect (1) new liabilities incurred, (2) liabilities settled during the period, (3) accretion expense, and (4) revisions to estimated future cash flow requirements. The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying statements of operations. As of

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

July 31, 2007, the Company’s ARO obligation is not significant, as wells are drilled a liability will be established.

Income Taxes

We follow the provisions of FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements in accordance with SFAS No.109. Tax positions must meet a "more-likely-than-not" recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. During the first quarter of ending July 31, 2007, we recognized no adjustments for uncertain tax benefits

We recognize interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties related to uncertain tax positions were accrued at July 31, 2007.

Risks and Uncertainties

Historically, oil and gas prices have experienced significant fluctuations and have been particularly volatile in recent years. Price fluctuations can result from variations in weather, levels of regional or national production and demand, availability of transportation capacity to other regions of the country and various other factors. Increases or decreases in prices received could have a significant impact on future results.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amounts of such financial instruments approximate fair value due to their short maturities or floating rate structure.

Research and Development Expenditures

Costs related to the research, design, and development of products are charged to research and development expenses as incurred. As of July 31, 2007, no material research and development expenses were recorded.

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

Net Loss Per Share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Contingently issuable shares are included in the computation of basic net income (loss) per share when the related conditions are satisfied. Diluted net income (loss) per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

As of July 31, 2007 the Company had 14,000,000 shares of common stock outstanding. At July 31, 2007, warrants totaling 2,500,000 shares were excluded from the calculation of diluted earnings per share, due to the fact that they were anti-dilutive.

Other Comprehensive Income

The Company does not have any items of other comprehensive income for the quarter ended July 31, 2007. Therefore, total comprehensive income (loss) is the same as net income (loss) for these periods.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

Note 4: Oil and Gas Property Acquisitions

Costs directly associated with the acquisition, exploration and development of unevaluated properties are excluded from the full cost amortization pool, until they are evaluated. The Company acquired various unproven oil and gas leases in Montana and Wyoming from Big Cat Energy, May 1, 2007.

During the three month period ended July 31, 2007, the Company sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968, and retained a two percent overriding royalty interest on the transferred leasehold interest. The proceeds from the sale were applied to the carrying value of the asset on the company’s books.

Note 5: Shareholders’ Equity

Private Offerings

On May 1, 2007, Big Cat formed a subsidiary, Sterling Oil & Gas Company (“Sterling”). Big Cat transferred its unevaluated oil and gas properties, consisting of various mineral leases and related costs, in return for 10 million shares of Sterling common stock. The full cost method value of the properties was $1,794,231.

During June 2007, the company sold shares of its restricted common stock through a private placement of 4,000,000 units. Each unit consists of one (1) share of Sterling restricted common stock at $.05 per share and one (1) warrant for half (1/2) a share of Sterling common stock at $.25 per share. The company received cash of $200,000 and recorded offering cost of $790. The Company also received subscriptions for an additional 1,000,000 units. Proceeds of approximately $50,000 were subsequently received in September 2007. The Purchase Agreement for the units commits the company to file a registration for the Sterling shares within 180 days of the date of the Purchase Agreement.

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

Note 6: Income Taxes

Deferred tax assets (liabilities) are comprised of the following:

July 31
2007

Deferred tax assets:
Net operating loss and credit carryforwards	$5,000
Total deferred tax assets	5,000
Valuation allowance	(5,000

–

A reconciliation of our effective tax rate to the federal statutory tax rate of 35% is as follows:

July 31
2007

Expected benefit at federal statutory rate	(35%)
State taxes net of federal benefit	(1.75%)
Change in valuation allowance	(36.75%)

–

The federal net operating loss (NOL) carryforward of approximately $13,500 as of July 31, 2007 expires on various dates through 2027. Internal Revenue Code Section 382 places a limitation on the amount of taxable income which can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 limitation. Due to these “change in ownership” provisions, utilization of NOL carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. We have not performed a Section 382 analysis. However, if performed, Section 382 may be found to limit potential future utilization of our NOL carryforwards.

We have established a full valuation allowance against the deferred tax assets because, based on the weight of available evidence including our continued operating losses, it is more likely than not that all of the deferred tax assets will not be realized. Because of the

STERLING OIL and GAS COMPANY
(An Exploration Stage Company)
Notes to Financial statements

full valuation allowance, no income tax expense or benefit is reflected on the statement of operations.

Note 7: Commitment and Contingencies

Environmental Issues– The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company’s acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company. Management believes its properties are operated in conformity with local, state and federal regulations. No claim has been made, nor is the Company aware of any uninsured liability which the Company may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

ITEM 1.	FINANCIAL STATEMENTS.

Sterling Oil and Gas Company
(A Exploration Stage Company)
Balance Sheets
(Unaudited)

November 30, 2007
Assets
Current assets:
Cash	$214,010
Total current assets	214,010

Oil and Gas Properties-Unevaluated Properties, full cost method	1,823,954

Total Assets	$2,037,964

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$24,301

Commitment and Contingencies (Notes 2 and 7 )

Shareholders’ equity:
Preferred stock, $.00001 par value; 100,000,000 shares authorized, 0 shares
issued and outstanding	0

Common stock, $.00001 par value; 100,000,000 shares authorized,
15,000,000 shares issued and outstanding	150

Additional paid-in capital	2,068,591
Deficit accumulated during Exploration Stage	(55,078)

Total shareholders’ equity	2,013,663

$2,037,964

See accompanying notes to financial statement.

Sterling Oil and Gas Company
(A Exploration Stage Company)
Statements of Operations
(Unaudited)

	For the Three Months Ended	From Inception (May 1, 2007) through
	November 30,	November 30,
	2007	2007
Revenues

Costs and expenses:
Consulting services	$12,500	$25,300
Professional fees	23,308	23,308
Other general and administrative expenses	2,615	9,016

Operating Loss	(38,423)	(57,624)
Other Income (Expense)
Interest income	1,446	2,546

Net Loss	(36,977)	(55,078)

Basic and dilutive loss per share	(0.00)	(0.00)

Weighted average common shares outstanding	14,780,220	13,255,841

See accompanying notes to financial statement.

Sterling Oil and Gas Company
(A Exploration Stage Company)
Statement of Cash Flows
(Unaudited)

From Inception (May 1, 2007) through November 30,
2007
Cash Flows From Operating Activities:
Net Loss	$(55,078)
Adjustments to reconcile net loss to net cash used by operating activities:
Contributed services	25,300
Changes in operating assets and liabilities:
Accounts payable	24,301

Net cash used inoperating activities	(5,477)

Cash flows from investing activities:
Undeveloped oil and gas properties-purchases	(133,547)
Refund of purchase deposit	80,856
Other assets	22,968

Net cash used ininvesting activities	(29,723)

Cash flows from financing activities:
Proceeds from the sale of common stock	250,000
Payments for offering costs	(790)

Net cash provided byfinancing activities	249,210

Net Increase in cash andcash equivalents	214,010

Cash and cash equivalents:
Beginning of period	0

End of period	214,010

Noncash investing and financing transaction:
Transfer of oil and gas properties from Big Cat	1,794,231

See accompanying notes to financial statement.

Note 1:  Organization and Nature of Operations

Description of Operations

Sterling Oil and Gas Company is an independent energy company engaged in the exploration, development, and acquisition of natural gas and crude oil in the western United States. On May 1, 2007, Big Cat Energy Corporation formed a subsidiary, Sterling Oil & Gas Company (“Sterling”). Big Cat transferred its unevaluated oil and gas properties, consisting of various mineral leases and related costs, in return for 10 million shares of Sterling restricted common stock.

The Company is in the exploration stage in accordance with Statement of Financial Accounting Standards (‘SFAS”) No. 7. The Company has been in the Exploration Stage since inception and has yet to enter revenue-producing operations. Activities since its inception have primarily involved organization and development of the Company. The company’s inception date is May 1, 2007, therefore the inception to date and nine months ended November 30, 2007 financial results are the same amounts.

Note 2:  Liquidity

Going Concern

As of November 30, 2007, the Company had working capital of approximately $189,709 and stockholders’ equity of $2,013,663. Sterling has relied upon outside investor funds to maintain its operations and develop its business. Sterling’s plan for continuation anticipates continued funding from investors. This funding would be used for operations, for working capital, as well as business expansion during the upcoming fiscal year. The Company can provide no assurance that additional investor funds will be available on terms acceptable to the Company and there is substantial doubt about the ability of the Company to continue as a going concern.

Sterling’s ability to continue as a going concern is dependent upon raising capital through debt or equity financing and ultimately by increasing revenue and achieving profitable operations. The Company can offer no assurance that it will be successful in its efforts to raise additional proceeds or achieve profitable operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business, and no adjustments have been made as a result of this uncertainty.

Note 3:  Basis of Presentation and Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of any oil and gas reserves, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Although actual results may differ from these estimates under different assumptions or conditions, the Company believes that its estimates are reasonable.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts held in banks and highly liquid investments purchased with an original maturity of three months or less. The Company may have cash in banks in excess of federally insured amounts.

Concentrations of Credit Risk

The Company’s cash equivalents and short-term investments are exposed to concentrations of credit risk.  The Company manages and controls this risk by investing these funds with major financial institutions.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition and development of oil and gas properties are capitalized into a single cost center (“full cost pool”).  Such costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells.  Proceeds from property sales are generally credited to the full cost pool without gain or loss recognition unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs. A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full cost pool.

Depletion of exploration and development costs and depreciation of production equipment is computed using the units of production method based upon estimated proved oil and gas reserves.  The costs of unevaluated properties are withheld from the depletion base until such time as they are either developed or abandoned.  The unevaluated properties are reviewed quarterly for impairment.  Total well costs are transferred to the depletable pool even when multiple targeted zones have not been fully evaluated.  For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Under the full cost method of accounting, capitalized oil and gas property costs, less accumulated depletion and net of deferred income taxes (full cost pool), may not exceed an amount equal to the present value, discounted at 10%, of estimated future net  revenues  from  proved  oil and gas  reserves  less the future  cash outflows associated with the asset retirement obligations that have been accrued in the  balance  sheet  plus the cost,  or  estimated  fair  value,  if lower of unproved properties and the costs of any properties not being amortized, if any.  Should the full cost pool exceed this ceiling, an impairment is recognized.  The present value of estimated future net revenues is computed by applying current oil and gas prices to estimated future production of proved oil and gas reserves as of period end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions. However, subsequent commodity price increases may be utilized to calculate the ceiling value.

The unevaluated oil and gas properties were recorded at the historical cost basis obtained from Big Cat Energy Corporation.

Asset Retirement Obligations

The Company follows the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations.  The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when incurred, generally upon acquisition or completion of a well.  The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the oil and gas properties.  Such costs are capitalized as part of the related asset.  The asset is depleted on the units-of-production method on a field-by-field basis.  The associated liability is classified in other long-term liabilities in the accompanying balance sheets.  The liability is periodically adjusted to reflect (1) new liabilities incurred, (2) liabilities settled during the period, (3) accretion expense, and (4) revisions to estimated future cash flow requirements.  The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying statements of operations.  As of November 30, 2007, the Company’s ARO obligation is not significant, as wells are drilled a liability will be established.

Income Taxes

We follow the provisions of FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements in accordance with SFAS No.109. Tax positions must meet a "more-likely-than-not" recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. From inception through November 30, 2007, we recognized no adjustments for uncertain tax benefits

We recognize interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties related to uncertain tax positions were accrued at November 30, 2007.

Risks and Uncertainties

Historically, oil and gas prices have experienced significant fluctuations and have been particularly volatile in recent years.  Price fluctuations can result from variations in weather, levels of regional or national production and demand, availability of transportation capacity to other regions of the country and various other factors.  Increases or decreases in prices received could have a significant impact on future results.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amounts of such financial instruments approximate fair value due to their short maturities or floating rate structure.

Net Loss Per Share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period.  Contingently issuable shares are included in the computation of basic net income (loss) per share when the related conditions are satisfied.  Diluted net income (loss) per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period.  Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

As of November 30, 2007 the Company had 15,000,000 shares of common stock outstanding. At November 30, 2007, warrants totaling 2,500,000 shares were excluded from the calculation of diluted earnings per share, due to the fact that they were anti-dilutive.

Other Comprehensive Income

The Company does not have any items of other comprehensive income for any period presented.  Therefore, total comprehensive income (loss) is the same as net income (loss) for all periods.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases.   SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently.  The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations ("SFAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  SFAS 141(R) is effective for our fiscal year commencing May 1, 2009.  Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 141(R) on our results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.  SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.   SFAS 160 is effective for our fiscal year commencing May 1, 2009, including interim periods within that fiscal year. Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 160 on our results of operations and financial condition.

Note 4:  Oil and Gas Property Acquisitions

Costs directly associated with the acquisition, exploration and development of unevaluated properties are excluded from the full cost amortization pool, until they are evaluated. The Company acquired various unproven oil and gas leases in Montana and Wyoming from Big Cat Energy, May 1, 2007.

During the period from inception (May 1, 2007) through November 30, 2007, the Company purchased mineral leases and paid delay rentals in the amount of $133,547, received proceeds of $80,856 for a refund of deposits on leasehold purchases and sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968, and retained a two percent overriding royalty interest on the transferred leasehold interest. The preceding transactions were applied to the carrying value of the assets on the company’s books under the full cost value method of accounting.

Note 5:   Shareholders’ Equity

Private Offerings

On May 1, 2007, Big Cat formed a subsidiary, Sterling Oil & Gas Company (“Sterling”). Big Cat transferred its unevaluated oil and gas properties, consisting of various mineral leases and related costs, in return for 10 million shares of Sterling common stock. The full cost method value of the properties was $1,794,231.

During June 2007, the company sold shares of its restricted common stock through a private placement of 5,000,000 units. Each unit consists of one (1) share of Sterling restricted common stock at $.05 per share and one (1) warrant for half  (1/2)  a share of Sterling common stock at $.25 per warrant. The company received cash of $250,000 and recorded offering cost of $790.  The Purchase Agreement for the units commits the company to file a registration for the Sterling shares within 180 days of the date of the Purchase Agreement. The company filed an SB-2 registration statement on December 12, 2007.

Note 6: Subsequent Events

Effective December 31, 2007, the company entered into a joint venture agreement with Cedar Resources Corporation, a prominent gas producer in the Powder River Basin. We sold 50% of our leasehold interests in our Wyoming properties to Cedar Resources for cash and a 50% working interest in future development of the Wyoming leaseholds.

PART III

Item 1. Index to Exhibits.

(a)	Exhibits	Description
	(1)	Articles of Incorporation of Sterling Oil & Gas Company
	(2)	Bylaws of Sterling Oil & Gas Company
	(3)	Example of Stock Purchase Agreement including registration rights of shareholders
	(4)	Consultation Services Agreement dated October 15, 2007 by and between American Oil & Gas Corporation, Consultant and Big Cat Energy Corporation andSterling Oil & Gas Company as clients.
	(5)	Purchase and Sale Agreement between Cedar Resources Corporation of Gillette, Wyoming and Sterling Oil & Gas Company dated December 6, 2007 and effective December 31, 2007.
	(6)	Consent of Independent Registered Public Accountants

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STERLING OIL AND GAS COMPANY

Dated: January 18, 2008	BY:	/s/ TIMOTHY G. BARRITT
TIMOTHY G. BARRITT
President and Principal Executive Officer

	BY:	/s/ RICHARD G. STIFEL
RICHARD G. STIFEL, Secretary and Principal
Financial Officer

EXHIBIT INDEX

Exhibits  Description

(1)	Articles of Incorporation of Sterling Oil & Gas Company (previously filed)
(2)	Bylaws of Sterling Oil & Gas Company (previously filed)
(3)	Example of Stock Purchase Agreement including registration rights of shareholders (previously filed)
(4)	Consultation Services Agreement dated October 15, 2007 by and between American Oil & Gas Corporation, Consultant and Big Cat Energy Corporation and Sterling Oil & Gas Company as clients
(5)	Purchase and Sale Agreement between Cedar Resources Corporation of Gillette, Wyoming and Sterling Oil & Gas Company dated December 6, 2007 and effective December 31, 2007.
(6)	Consent of Independent Registered Public Accountants